Exhibit 3.1

AMENDMENT NO. 1
TO
AMENDED AND RESTATED BY-LAWS
OF
LIONBRIDGE TECHNOLOGIES, INC.

Article 5 of the Amended and Restated By-Laws of Lionbridge Technologies, Inc. is hereby amended by adding the following new Section 5.13:

5.13 Exclusive Jurisdiction of Delaware Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or these By-laws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 5.13.

Approved by the Board of Directors and effective December 11, 2016.